Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Quarterly Report

for the Three and Six Months Ended June 30, 2026

This quarterly report provides Melco Resorts Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and six months ended June 30, 2026, together with the related information.

Report for the Second Quarter of 2026

TABLE OF CONTENTS

INTRODUCTION	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	6
GLOSSARY	7
EXCHANGE RATE INFORMATION	9
FINANCIAL CONDITION AND RESULTS OF OPERATIONS	10
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“2025 MRF Senior Notes” refers to the US$1.0 billion aggregate principal amount of 4.875% senior notes due 2025 we issued, of which US$650.0 million in aggregate principal amount was issued on June 6, 2017 and US$350.0 million in aggregate principal amount was issued on July 3, 2017, and as to which no amount remains outstanding following the redemption of all remaining amounts outstanding in June 2025;

•	“2027 MRF Senior Notes” refers to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 we issued on July 17, 2019;

•

“2028 MRF Senior Notes” refers to the US$850.0 million aggregate principal amount of 5.750% senior notes due 2028 we issued, of which US$500.0 million in aggregate principal amount was issued on July 21, 2020 and US$350.0 million in aggregate principal amount was issued on August 11, 2020;

•

“2029 MRF Senior Notes” refers to the US$1.15 billion aggregate principal amount of 5.375% senior notes due 2029 we issued, of which US$900.0 million in aggregate principal amount was issued on December 4, 2019 and US$250.0 million in aggregate principal amount was issued on January 21, 2021;

•	“2032 MRF Senior Notes” refers to the US$750.0 million aggregate principal amount of 7.625% senior notes due 2032 we issued on April 17, 2024;

•	“2033 MRF Senior Notes” refers to the US$500.0 million aggregate principal amount of 6.500% senior notes due 2033 we issued on September 24, 2025;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•

“China” or “PRC” refers to the People’s Republic of China, including the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and the Macau Special Administrative Region of the People’s Republic of China (“Macau” or “Macau SAR”), except when referencing specific laws and regulations adopted by the People’s Republic of China and other legal and tax matters applicable only to mainland China. The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau;

•

“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features gaming areas and luxury hotels, a collection of retail brands, a wet stage performance theater and other entertainment venues and food and beverage offers;

•

“Concession Contract” refers to the concession contract executed between the Macau SAR and Melco Resorts Macau on December 16, 2022, as amended on February 10, 2026, that provides for the terms and conditions of the concession granted to Melco Resorts Macau, from January 1, 2023 to December 31, 2032;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited, a Macau company and the holder of our gaming concession;

•

“MN1 2020 Revolving Facilities” refers to the senior facilities agreement dated April 29, 2020, entered into between, among others, MCO Nominee One Limited (“MCO Nominee One”), our subsidiary and as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for an initial term of five years, and which has been amended and restated under the MN1 2023 Amendment and Restatement, the MN1 2024 Amendment and Restatement and MN1 2026 Amendment and Restatement including an extension of the maturity date to June 9, 2031 and an increase in the overall commitments to HK$21.68 billion (equivalent to US$2.76 billion);

•

“MN1 2023 Amendment and Restatement” refers to the Amendment and Restatement Agreement dated June 29, 2023 among MCO Nominee One, MCO Investments Limited, Melco Resorts Finance, MCO International Limited, and Bank of China Limited, Macau Branch, acting as the facility agent, to amend the provisions of the MN1 2020 Revolving Facilities such that borrowings under the MN1 2020 Revolving Facilities denominated in U.S. dollars bear interest at the term Secured Overnight Financing Rate plus an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum, as adjusted in accordance with the interest period, and a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries;

•

“MN1 2024 Amendment and Restatement” refers to the Second Amendment and Restatement Agreement dated April 8, 2024 among MCO Nominee One, MCO Investments Limited, Melco Resorts Finance, MCO International Limited, and Bank of China Limited, Macau Branch, acting as the facility agent, to amend, among other things, the maturity date of the MN1 2020 Revolving Facilities to April 29, 2027;

•

“MN1 2026 Amendment and Restatement” refers to the Third Amendment and Restatement Agreement dated June 9, 2026 among MCO Nominee One, MCO Investments Limited, Melco Resorts Finance, MCO International Limited, and Bank of China Limited, Macau Branch, acting as the facility agent, to amend, among other things, the maturity date of the MN1 2020 Revolving Facilities to June 9, 2031, and an increase in the overall commitments by HK$6.44 billion (equivalent to US$821.0 million) to HK$21.68 billion (equivalent to US$2.76 billion) pursuant to the establishment of an incremental facility;

•	“Mocha Clubs” refers to, collectively, our clubs with gaming machines in Macau, which are non-casino based operations of electronic gaming machines;

•	“MOP” and “Pataca(s)” refer to the legal currency of Macau;

•

“MRM 2015 Credit Facilities” refers to the HK$13.65 billion (equivalent to US$1.75 billion) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau, as borrower, comprising (i) a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500.0 million) with a term of six years; and (ii) a HK$9.75 billion (equivalent to US$1.25 billion) revolving credit facility, and following the repayment of all outstanding loan amounts, together with accrued interest and associated costs on May 7, 2020, other than the HK$1.0 million (equivalent to US$0.1 million) which remains outstanding under the term loan facility, and the HK$1.0 million (equivalent to US$0.1 million) revolving credit facility commitment which remains available under the revolving credit facility, all other commitments under the MRM 2015 Credit Facilities were canceled, with the maturity date and the continuing applicability of various waivers extended to June 24, 2028 pursuant to an extension request letter dated June 23, 2026;

•	“our concession” and “our gaming concession” refer to the Macau gaming concession held by Melco Resorts Macau, effective from January 1, 2023 until December 31, 2032;

•

“Parent” and “Melco Resorts” refer to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability, the American depositary shares of which are listed on the Nasdaq Global Select Market;

•

“SCI” refers to Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary shares of which are listed on the New York Stock Exchange;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•

“Studio City Casino Agreement” (previously referred to as the Services and Right to Use Arrangements) refers to the agreement entered into among Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012 and June 23, 2022 and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which is a subsidiary of the Parent;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•

“we,” “us,” “our,” “our company,” “Melco Resorts Finance” and “the Company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2026.

Certain monetary amounts, percentages, and other figures included in this quarterly report have been subject to rounding adjustments. Certain other amounts that appear in this quarterly report may not sum due to rounding. Figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. All statements other than statements of historical fact in this quarterly report are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry where amendments to the gaming law were adopted and implemented by the Macau government, may become highly leveraged and operate in Macau, a market with intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino or gaming area with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allows players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	a corporate entity that, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, and arranges food and beverage services and entertainment in exchange for commissions from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters

“marker”	evidence of indebtedness by a player to a gaming operator

“mass market patron”	a customer who plays in the mass market operations

“mass market operations”	consists of both table games and gaming machines played by mass market patrons primarily for cash stakes

“mass market table games drop”	the amount wagered in the mass market table games operations

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games operations”	the mass market operations consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip patron who is a direct customer of a gaming operator and is attracted to the casino through marketing efforts of a gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market patrons

“rolling chip operations”	consists of table games played in areas designated for rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips net buy-in plus the amount of cash chips converted to non-negotiable chips

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	slot or electronic gaming machine operated by a single player

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this quarterly report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.843076 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since May 2005, the Hong Kong Monetary Authority has maintained a trading band range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the U.S. dollar link at that rate range and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Patacas to U.S. dollars in the non-financial pages of this quarterly report were made at the exchange rate of MOP8.078393 to US$1.00.

In this quarterly report, U.S. dollar equivalents of H.K. dollar amounts of indebtedness are based on the prevailing exchange rate on the relevant transaction date, except for the indebtedness balance translations as of the balance sheet date, which are based on the prevailing exchange rate on the applicable balance sheet date.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2025. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Summary of Financial Results

For the second quarter of 2026, our total operating revenues were US$1.07 billion, a decrease of 8.3% from US$1.17 billion for the second quarter of 2025. The decrease in total operating revenues was primarily attributable to softer rolling chip and mass market table games performance at City of Dreams, decreased casino revenues from the closure of Grand Dragon Casino and three Mocha Clubs in the second half of 2025, as well as decreased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming concessionaire. Net income/loss from Studio City Casino gaming operations are reimbursed to/from Studio City Entertainment for the operation of the Studio City Casino pursuant to the Studio City Casino Agreement. Such reimbursement is included in general and administrative expenses.

Net income for the second quarter of 2026 was US$29.5 million, compared with US$14.1 million for the second quarter of 2025. The increase was primarily attributable to the lower property charges and other in the second quarter of 2026 due to impairment in goodwill of US$55.6 million in Mocha and Other segment recorded in the second quarter of 2025, higher interest income on intercompany loans to affiliated companies as a result of certain intercompany loan restructuring activities undertaken in late 2025, as well as lower pre-opening costs due to the re-launch of House of Dancing Water in May 2025, partially offset by the softer overall performance at City of Dreams mentioned above.

The following summarizes the results of our operations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

	(In thousands of US$)
Total operating revenues	$1,073,649	$1,170,634	$2,288,354	$2,276,234
Total operating costs and expenses	(1,001,421)	(1,082,346)	(2,087,207)	(2,077,097)
Operating income	72,228	88,288	201,147	199,137
Net income	$29,496	$14,086	$97,735	$48,624

Results of Operations

City of Dreams Second Quarter Results

For the quarter ended June 30, 2026, total operating revenues at City of Dreams were US$667.9 million, compared with US$750.4 million in the second quarter of 2025. The year-over-year decrease in the total operating revenues was primarily a result of softer rolling chip and mass market table games performance.

Rolling chip volume decreased to US$5.16 billion during the second quarter of 2026, compared with US$5.49 billion in the second quarter of 2025. Win rate was 2.71% in the second quarter of 2026, compared with 3.93% in the second quarter of 2025. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop was US$1.75 billion for both second quarters of 2026 and 2025. Hold percentage was 29.8% in the second quarter of 2026, compared with 30.5% in the second quarter of 2025.

Gaming machine handle for the second quarter of 2026 was US$1.20 billion, compared with US$0.95 billion in the second quarter of 2025. Win rate was 3.6% in the second quarter of 2026, compared with 3.0% in the second quarter of 2025.

Total non-gaming revenue at City of Dreams in the second  quarter of 2026 was US$122.3 million, compared with US$120.5 million in the second quarter of 2025.

Altira Macau Second Quarter Results

For the quarter ended June 30, 2026, total operating revenues at Altira Macau were US$34.0 million, compared with US$28.7 million in the second quarter of 2025. The year-over-year increase in the total operating revenues was primarily a result of better mass market performance.

Mass market table games drop was US$134.0 million in the second quarter of 2026, compared with US$119.0 million in the second quarter of 2025. Hold percentage was 22.0% in the second quarter of 2026, compared with 21.3% in the second quarter of 2025.

Gaming machine handle for the second quarter of 2026 was US$208.4 million, compared with US$114.9 million in the second quarter of 2025. Win rate was 3.4% in the second quarter of 2026, compared with 2.5% in the second quarter of 2025.

Total non-gaming revenue at Altira Macau in the second quarter of 2026 was US$5.3 million, compared with US$4.9 million in the second quarter of 2025.

Mocha Second Quarter Results

Prior to the fourth quarter of 2025, the Mocha and Other segment included the operations of Grand Dragon Casino before its closure in September 2025. This segment has been renamed to the Mocha segment from the fourth quarter of 2025 onwards.

Following the government mandated closures of three Mocha Clubs ceasing operations from September to December 2025, the Mocha segment now includes results for the remaining three Mocha Clubs, namely Mocha Inner Harbour, Mocha Golden Dragon and Mocha Hotel Sintra.

Total operating revenues from Mocha were US$15.1 million in the second quarter of 2026, compared with US$28.0 million from Mocha and Other in the second quarter of 2025.

Gaming machine handle for the second quarter of 2026 was US$377.0 million, compared with US$496.4 million in the second quarter of 2025. Win rate was 4.0% in the second quarter of 2026, compared with 4.1% in the second quarter of 2025.

Other Factors Affecting Second Quarter Earnings

Total net non-operating expenses for the second quarter of 2026 were US$40.9 million, which mainly included interest expense of US$74.8 million, partially offset by interest income of US$26.2 million and net other income of US$9.9 million, compared with US$71.2 million for the second quarter of 2025, which mainly included interest expense of US$78.8 million, partially offset by net foreign exchange gains of US$3.8 million.

Six Months’ Results

For the six months ended June 30, 2026, our total operating revenues were US$2.29 billion, an increase of 0.5% from US$2.28 billion for the six months ended June 30, 2025. The increase in total operating revenues was primarily attributable to increased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming concessionaire, higher non-gaming revenues at City of Dreams primarily driven by the relaunch of House of Dancing Water in May 2025, as well as improved mass market performance at Altira Macau, partially offset by a lower casino revenues at City of Dreams, and decreased casino revenues for Mocha resulting from the closure of Grand Dragon Casino and three Mocha Clubs in the second half of 2025.

Net income for the six months ended June 30, 2026 was US$97.7 million, compared with US$48.6 million in the comparable period of 2025. The increase was primarily attributable to lower property charges and other due to impairment in goodwill of US$55.6 million in Mocha and Other segment recorded in 2025, higher interest income on intercompany loans to affiliated companies as a result of certain intercompany loan restructuring activities undertaken in late 2025, as well as lower pre-opening costs due to the re-launch of House of Dancing Water in May 2025, partially offset by a softer overall performance at City of Dreams as a result of higher operating costs despite of slightly lower overall operating revenues as mentioned above.

Liquidity and Capital Resources

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the maintenance, enhancement and development of our projects. We expect to have significant capital expenditures in the future as we continue to maintain, enhance and develop our properties. We have relied, and intend in the future to rely, on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be. Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of June 30, 2026, we held cash and cash equivalents of US$454.3 million and restricted cash of US$124.1 million (being cash collateral for concession-related guarantees issued to the Macau government and security under credit facilities). Further, HK$11.98 billion (equivalent to US$1.53 billion) of the MN1 2020 Revolving Facilities and HK$1.0 million (equivalent to US$0.1 million) of the revolving credit facility under the MRM 2015 Credit Facilities were available for future drawdown as of June 30, 2026, subject to satisfaction of certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

	(In thousands of US$)
Net cash provided by operating activities	$60,949	$136,417	$179,818	$206,804
Net cash used in investing activities	(427,044)	(53,247)	(465,963)	(95,042)
Net cash provided by (used in) financing activities	320,286	(21,420)	251,203	(25,522)
Effect of exchange rate on cash, cash equivalents and restricted cash	(515)	(5,634)	(4,878)	(6,781)

(Decrease) increase in cash, cash equivalents and restricted cash	(46,324)	56,116	(39,820)	79,459
Cash, cash equivalents and restricted cash at beginning of period	624,647	641,526	618,143	618,183

Cash, cash equivalents and restricted cash at end of period	$578,323	$697,642	$578,323	$697,642

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$60.9 million for the second quarter of 2026, compared to US$136.4 million for the second quarter of 2025. The decrease was primarily due to softer overall performance at City of Dreams as described in the foregoing section, as well as changes in working capital for operations, which primarily consisted of increase in net receivables from affiliated companies.

Net cash provided by operating activities was US$179.8 million for the six months ended June 30, 2026, compared to US$206.8 million for the six months ended June 30, 2025. The decrease was primarily due to the softer overall performance at City of Dreams as described in the foregoing section, as well as changes in working capital for operations, primarily reflecting a decrease in accrued expenses and other current liabilities.

Investing Activities

Net cash used in investing activities of US$427.0 million for the second quarter of 2026 mainly included payment of loans or advances to an affiliated company of US$368.0 million and payments for acquisition of property and equipment of US$59.0 million.

Net cash used in investing activities of US$53.2 million for the second quarter of 2025 mainly included payments for acquisition of property and equipment of US$46.7 million and payments for acquisition of intangible and other assets of US$6.7 million.

Our total payments for acquisition of property and equipment were US$59.0 million and US$46.7 million for the second quarters of 2026 and 2025, respectively. Such capital expenditures were mainly associated with REM, our newly branded hotel at City of Dreams and other enhancement to our integrated resort offerings.

Net cash used in investing activities of US$466.0 million for the six months ended June 30, 2026 mainly included net payments of loans or advances to affiliated companies of US$342.9 million and payments for acquisition of property and equipment of US$121.9 million.

Net cash used in investing activities of US$95.0 million for the six months ended June 30, 2025 mainly included payments for acquisition of property and equipment of US$83.7 million and payments for acquisition of intangible and other assets of US$11.5 million.

Our total payments for acquisition of property and equipment were US$121.9 million and US$83.7 million for the six months ended June 30, 2026 and 2025, respectively. Such capital expenditures were mainly associated with REM, our newly branded hotel at City of Dreams and other enhancement to our integrated resort offerings.

Financing Activities

Net cash provided by financing activities amounted to US$320.3 million for the second quarter of 2026, which primarily represented the proceeds from the drawdown of the MN1 2020 Revolving Facilities of US$416.7 million, partially offset by the payments of financing costs of US$48.6 million and payment of dividends of US$44.8 million.

Net cash used in financing activities amounted to US$21.4 million for the second quarter of 2025, which primarily represented the full redemption of the aggregate principal amount outstanding of US$1.00 billion of the 2025 MRF Senior Notes and the payment of dividends of US$20.0 million, partially offset by the proceeds from the drawdown of the MN1 2020 Revolving Facilities of US$1.00 billion.

Net cash provided by financing activities amounted to US$251.2 million for the six months ended June 30, 2026, which represented the proceeds from the drawdown of the MN1 2020 Revolving Facilities of US$416.7 million, partially offset by the repayments of aggregate principal amount outstanding of the MN1 2020 Revolving Facilities of US$59.8 million, payments of financing costs of US$48.6 million, payment of dividends of US$44.8 million and payments of intangible asset and finance lease liabilities of US$12.3 million.

Net cash used in financing activities amounted to US$25.5 million for the six months ended June 30, 2025, which primarily represented the full redemption of the aggregate principal amount outstanding of US$1.00 billion of the 2025 MRF Senior Notes, payment of dividends of US$20.0 million and payments of intangible asset of US$5.7 million, partially offset by the proceeds from the drawdown of the MN1 2020 Revolving Facilities of US$1.00 billion.

Indebtedness

The following table presents a summary of our gross indebtedness as of June 30, 2026:

As of June 30, 2026
(In thousands of US$)
MN1 2020 Revolving Facilities	$1,236,505
2029 MRF Senior Notes	1,150,000
2028 MRF Senior Notes	850,000
2032 MRF Senior Notes	750,000
2027 MRF Senior Notes	600,000
2033 MRF Senior Notes	500,000
MRM 2015 Credit Facilities	127

$5,086,632

Major changes in our indebtedness during the quarter ended and subsequent to June 30, 2026 are summarized below.

During the quarter ended June 30, 2026, MCO Nominee One drew down an aggregate principal amount of HK$3.27 billion (approximately US$416.7 million) under the MN1 2020 Revolving Facilities. Part of the drawn proceeds were advanced to an affiliated company of the Company, under a US$500.0 million intercompany revolving loan facility agreement dated May 28, 2026, with a term of five years.

On June 9, 2026, the Company announced that the maturity date of the MN1 2020 Revolving Facilities was extended from April 2027 to June 2031 and an incremental facility of HK$6.44 billion (equivalent to US$821.0 million) was established such that the total commitments under the MN1 2020 Revolving Facilities increased to HK$21.68 billion (equivalent to US$2.76 billion).

On June 23, 2026, the maturity date and the applicability of the waiver obtained in April 2020 on various undertakings and covenants of the MRM 2015 Credit Facilities were extended from June 24, 2026 to June 24, 2028 pursuant to an extension request letter.

Subsequent to June 30, 2026, MCO Nominee One drew down an aggregate principal amount of HK$390.0 million (equivalent to US$49.7 million) under the MN1 2020 Revolving Facilities on July 7, 2026 and repaid an outstanding principal amount of HK$470.0 million (equivalent to US$59.9 million) under the MN1 2020 Revolving Facilities, along with accrued interest on August 6, 2026.

On August 24, 2026, the Company issued a notice of redemption in relation to the full redemption of the 2027 MRF Senior Notes at a redemption price of 100% of the principal amount of the 2027 MRF Senior Notes plus accrued and unpaid interest, if any, to the redemption date fixed on September 23, 2026.

Recent Developments

Our newly branded hotel, REM, has commenced its phased opening in the third quarter of 2026.

Melco Resorts Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2026

Page

Condensed Consolidated Balance Sheets (Unaudited)	F-2

Condensed Consolidated Statements of Operations (Unaudited)	F-3

Condensed Consolidated Statements of Cash Flows (Unaudited)	F-4

Melco Resorts Finance Limited

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands, except share and per share data)

	June 30, 2026	December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$454,264	$493,097
Accounts receivable, net	107,629	114,977
Receivables from affiliated companies	414,308	398,185
Inventories	19,028	17,748
Prepaid expenses and other current assets	37,937	39,334

Total current assets	1,033,166	1,063,341

Property and equipment, net	1,980,531	1,979,092
Intangible assets, net	155,352	151,465
Goodwill	23,305	23,490
Long-term prepayments, deposits and other assets	94,573	57,646
Receivables from affiliated companies, non-current	2,707,065	2,375,298
Restricted cash	124,059	125,046
Operating lease right-of-use assets	18,629	17,712
Land use rights, net	183,260	188,748

Total assets	$6,319,940	$5,981,838

LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$13,555	$16,802
Accrued expenses and other current liabilities	776,142	807,333
Income tax payable	4,000	7,842
Operating lease liabilities, current	3,135	2,321
Payables to affiliated companies	207,935	176,531

Total current liabilities	1,004,767	1,010,829

Long-term debt, net	5,074,603	4,723,349
Other long-term liabilities	211,525	247,153
Deferred tax liabilities, net	2,660	2,771
Operating lease liabilities, non-current	17,611	18,081

Total liabilities	6,311,166	6,002,183

Shareholder’s equity (deficit):
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued and outstanding	—	—
Additional paid-in capital	1,924,598	1,919,229
Accumulated other comprehensive (losses) income	(23,298)	5,841
Accumulated losses	(1,892,526)	(1,945,415)

Total shareholder’s equity (deficit)	8,774	(20,345)

Total liabilities and shareholder’s equity (deficit)	$6,319,940	$5,981,838

Melco Resorts Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Operating revenues:
Casino	$923,886	$1,020,248	$1,962,924	$1,965,745
Rooms	47,827	45,083	95,583	89,726
Food and beverage	28,575	28,076	58,718	60,119
Entertainment, retail and other	73,361	77,227	171,129	160,644

Total operating revenues	1,073,649	1,170,634	2,288,354	2,276,234

Operating costs and expenses:
Casino	(653,871)	(676,546)	(1,345,889)	(1,317,303)
Rooms	(18,217)	(15,878)	(36,572)	(31,847)
Food and beverage	(25,992)	(25,302)	(53,111)	(53,993)
Entertainment, retail and other	(13,408)	(9,689)	(26,791)	(15,516)
General and administrative	(227,644)	(228,045)	(491,264)	(463,870)
Pre-opening costs	(1,259)	(20,198)	(1,516)	(28,765)
Amortization of land use rights	(2,001)	(2,006)	(4,005)	(4,021)
Depreciation and amortization	(61,846)	(59,431)	(128,350)	(116,351)
Property charges and other	2,817	(45,251)	291	(45,431)

Total operating costs and expenses	(1,001,421)	(1,082,346)	(2,087,207)	(2,077,097)

Operating income	72,228	88,288	201,147	199,137

Non-operating income (expenses):
Interest income	26,152	2,880	50,122	6,723
Interest expense, net of amounts capitalized	(74,806)	(78,778)	(150,003)	(159,362)
Other financing costs	(1,108)	(1,315)	(2,435)	(2,825)
Foreign exchange (losses) gains, net	(990)	3,753	(13,548)	5,647
Other income, net	9,870	2,224	16,365	4,156

Total non-operating expenses, net	(40,882)	(71,236)	(99,499)	(145,661)

Income before income tax	31,346	17,052	101,648	53,476
Income tax expense	(1,850)	(2,966)	(3,913)	(4,852)

Net income	$29,496	$14,086	$97,735	$48,624

Melco Resorts Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Cash flows from operating activities:
Net cash provided by operating activities	$60,949	$136,417	$179,818	$206,804

Cash flows from investing activities:
Payments of loans or advances to affiliated companies	(368,000)	—	(369,500)	—
Acquisition of property and equipment	(59,046)	(46,667)	(121,931)	(83,677)
Acquisition of intangible and other assets	(3)	(6,666)	(1,106)	(11,456)
Proceeds from sale of property and equipment	5	86	5	91
Proceeds from loans or advances repayment from an affiliated company	—	—	26,569	—

Net cash used in investing activities	(427,044)	(53,247)	(465,963)	(95,042)

Cash flows from financing activities:
Repayments of long-term debt	—	(1,000,000)	(59,756)	(1,000,000)
Payments of financing costs	(48,618)	—	(48,618)	(250)
Dividends paid	(44,846)	(20,035)	(44,846)	(20,035)
Payments of intangible asset and finance lease liabilities	(2,959)	(1,845)	(12,286)	(5,697)
Proceeds from long-term debt	416,709	1,000,460	416,709	1,000,460

Net cash provided by (used in) financing activities	320,286	(21,420)	251,203	(25,522)

Effect of exchange rate on cash, cash equivalents and restricted cash	(515)	(5,634)	(4,878)	(6,781)

(Decrease) increase in cash, cash equivalents and restricted cash	(46,324)	56,116	(39,820)	79,459
Cash, cash equivalents and restricted cash at beginning of period	624,647	641,526	618,143	618,183

Cash, cash equivalents and restricted cash at end of period	$578,323	$697,642	$578,323	$697,642

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(69,422)	$(100,147)	$(156,081)	$(154,160)
Cash paid for income taxes, net of refund	$—	$—	$(7,806)	$(7,017)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(1,578)	$(2,689)	$(2,319)	$(4,266)
Non-cash disclosures:
Change in operating lease liabilities arising from obtaining operating lease right-of-use assets and lease modifications	$6	$(1,523)	$2,253	$(1,523)
Change in accrued expenses and other current liabilities related to acquisition of property and equipment	$18,862	$2,352	$31,410	$17,275
Change in accrued expenses and other current liabilities related to acquisition of intangible assets	$17,165	$—	$17,165	$—
Change in finance lease liabilities arising from obtaining right-of-use assets held under finance lease	$1,998	$—	$1,998	$—
Capitalization of interest receivable as loan to an affiliated company	$(4,801)	$—	$(9,533)	$—

Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:

			June 30, 2026	December 31, 2025
Cash and cash equivalents			$454,264	$493,097
Non-current portion of restricted cash			124,059	125,046

Total cash, cash equivalents and restricted cash			$578,323	$618,143

F-4